SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
A Publicly Held Company

Material Fact

Payment for Special Participation for the Marlim Field

Rio de Janeiro, October 23 2009 – PETRÓLEO BRASILEIRO S/A – PETROBRAS, Petrobras informs that it has concluded arbitration discussions with respect to additional collection of Special Participation from the Marlim Field, involving Petrobras, the National Petroleum Agency (ANP), and the State of Rio de Janeiro, held under the auspices of the Chamber of Reconciliations and Arbitration of the Federal Public Administration of the AGU (CCAF/AGU). The parties have accepted the arguments of Petrobras regarding the method of calculating the amount owed, as well as the payments to settle the process.

The amount under discussion in the judicial process was approximately R$ 3.4 billion, but could have been as high as R$4 billion under calculations previously used by the ANP. The acceptance by the ANP of the Petrobras position reduced the amount owed to R$2.06 billion (R$1.36 billion net after deduction of the tax benefit from the payment).

In addition to the agreement reached in calculating the amount owed, Petrobras has proposed a payment schedule of eight monthly installments, the first commencing on October 30th, adjusted by the SELIC rate. The acceptance of the installment schedule must still be approved by the Board of Directors of the ANP.

Since 2007 Petrobras has contested in the courts the administrative decision of the ANP that resulted in the additional collection of the Special Participation tax. The lower court decided in favor of the ANP, whose decision was upheld by the Regional Federal Court of the 2nd Region, in a decision published on September 30, 2009. The final decision of the Federal Court is still pending, however, due to an appeal by the Company.

By reaching this settlement through arbitration, Petrobras avoids (a) the possibility of being required to pay an even greater amount in the case of losing a final judgment; (b) the possibility that the judgment would be executed immediately, given that it would no longer be possible to suspend the obligation to pay the amount ; and (c) the risk of ultimately being registered in debtor lists of the federal public sector, which could have led to restrictions on the Company's ability to carry on in the ordinary course of business.

The payment in question definitively concludes any and all legal and administrative actions regarding this case.

Resolving this issue is in line with the joint policy of cooperation and partnership between Petrobras and the State of Rio de Janeiro, who continue to work together to contribute to the development of the State, as well as all Brazil. It is with this goal in mind that the Government of the State of Rio de Janeiro has agreed to offer fair and attractive conditions to encourage further investments by Petrobras in the State.

Almir Guilherme Barbassa
CFO and Investor Relations Director

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.